UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 24 October, 2011

ASX & MEDIA RELEASE
24 OCTOBER, 2011

MARSHALL EDWARDS APPOINTS HEALTHCARE INVESTMENT BANKING VETERAN CHARLES BALTIC TO BOARD OF DIRECTORS

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has made the following announcement.

San Diego – 24 October, 2011 – Marshall Edwards, Inc., an oncology company focused on the clinical development of novel therapeutics targeting cancer metabolism, announced today that Charles Baltic, Managing Director and Co-Head of Healthcare at Needham & Company, has been appointed to its board of directors.  The appointment of Mr Baltic increases the number of board members to six and the number of independent directors to five.

“On behalf of the entire board and management team, I am delighted to welcome Charles to Marshall Edwards,” said Professor Bryan Williams, Chairman of the board of directors.  “Charles’ healthcare investment banking experience spans a broad range of equity, structured, convertible and debt financings in both the public and private markets, as well as numerous M&A and advisory assignments. His first hand knowledge of the capital markets will be a valuable asset to the company as we continue to advance our drug candidates along the clinical development path.”

Mr Baltic has more than19 years’ experience working with life science and healthcare companies in a significant variety of transactional contexts.  During that time he has been involved in raising more than $7billion in life science financings.  Prior to joining Needham in 2009, Mr Baltic was a Managing Director and head of the biotechnology practice at CRT Capital Group.  Previously, he served as a Managing Director in Healthcare Investment Banking at Wachovia Securities, where he founded and headed its biotechnology practice.  Prior to that, he was with Healthcare Investment Banking at Cowen and Company for six years, ultimately serving as a Director in life sciences.

Prior to beginning his investment banking career in 1996, Mr Baltic practiced corporate and securities law with Dewey Ballantine, representing numerous healthcare and securities clients.  He holds BA and JD degrees from Georgetown University and an MBA degree in finance from the Wharton School of the University of Pennsylvania.  He is also a founding Trustee and Current Chair of the Programs Committee of the non-profit Hope Funds for Cancer Research.  Mr Baltic is a former Director of Med-Vantage Inc., which was acquired by IMS Health in 2011.

About Marshall Edwards

Marshall Edwards, Inc. (Nasdaq: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The Company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes lead candidate ME-143.  The second is a mitochondrial inhibitor program that includes lead candidate ME-344.  The Company initiated a Phase I clinical trial of intravenous ME-143 in September 2011 and expects to submit an IND application for ME-344 by the first quarter of 2012.  For more information, please visit www.marshalledwardsinc.com.

About Novogen Limited

Novogen Limited (ASX: NRT  Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.